ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-221419 and 333-221419-01

July 10, 2018

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream, LP

Pricing Term Sheet

$500,000,000 5.375% Senior Notes due 2025

The information in this pricing term sheet supplements the preliminary prospectus supplement of DCP Midstream Operating, LP, dated July 10, 2018 (the “preliminary prospectus supplement”), and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information included therein. Terms used but not defined herein have the meanings assigned to them in the preliminary prospectus supplement.

Issuer:	DCP Midstream Operating, LP

Security Ratings (Moody’s / S&P /Fitch)*:	Ba2/BB/BB+

Guarantor:	DCP Midstream, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	July 10, 2018

Settlement Date: (T+5)	July 17, 2018

Interest Accrual Date:	July 17, 2018

Maturity Date:	July 15, 2025

Principal Amount:	$500,000,000

Benchmark:	2.75% due June 30, 2025

Benchmark Price / Yield:	99-15 / 2.832%

Spread to Benchmark:	+254 bps

Yield to Maturity:	5.375%

Coupon:	5.375%

Public Offering Price:	100.000%

Net Proceeds Before Expenses:	$495,000,000

Optional Redemption:	At any time prior to April 15, 2025 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including such redemption date. At any time on or after April 15, 2025 (three months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	January 15 and July 15 of each year, beginning January 15, 2019

CUSIP / ISIN:	23311V AG2 / US23311VAG23

Use of Proceeds:	We intend to use the net proceeds from this offering to fund the redemption of our 9.75% Senior Notes due 2019, of which an aggregate principal amount of $450 million is outstanding, and for general partnership purposes, including the funding of capital expenditures.

Joint Bookrunning Managers:	J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

Co-managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

It is expected that delivery of the notes will be made to investors on or about July 17, 2018, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days after such date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to two business days before delivery should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at 1-866-803-9204, Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, Mizuho Securities USA LLC at 1-866-271-7403, MUFG Securities Americas Inc. at 1-877-649-6848, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 and TD Securities (USA) LLC at 1-855-495-9846.

No PRIIPs KID. Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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